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UNITED STATES
[SECURI]TIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 47671

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Mullen & Company, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1582 Asylum Avenue
(No. and Street)

West Hartford (City) CT (State) 06117 (Zip Code)

[N]AME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John E. Mullen III (860) 232-7417
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

[IN]DEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Saslow Lufkin & Buggy, LLP
(Name — if individual, state last, first, middle name)

10 Tower Lane (Address) Avon (City) CT (State) 06001 (Zip Code)

[CH]ECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

SEC MAIL RECEIVED PROCESSING SECTION FEB 26 2003 WASH. D.C. 165

PROCESSED
MAR 18 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

[Cla]ims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant [mu]st be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).

DD 3-13

Mullen & Company, Inc.
(SEC File No. 8-47671)

This report contains: (check all applicable boxes)

[x]	(a)	Facing page.
[x]	(b)	Statements of Financial Condition.
[x]	(c)	Statements of Operations.
[x]	(d)	Statements of Cash Flows.
[x]	(e)	Statements of Changes in Shareholder's Equity.
[ ]	(f)	Statement of Liabilities Subordinated to Claims of General Creditors (not applicable).
[x]	(g)	Computation of Net Capital.
[x]	(h)	Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 (see Note 1 - Description of Business).
[ ]	(i)	Information Relating to the Possession or Control Requirements under Rule 15c3-3 (not applicable).
[x]	(j)	A reconciliation, including appropriate explanation, of the Computation of Net Capital pursuant to Rule 15c3-1 and the Computation for Determination of the Reserve Requirements pursuant to Exhibit A of Rule 15c3-3 (see Note 1 - Description of Business, and Note 3 - Net Capital).
[ ]	(k)	A reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation (not applicable).
[x]	(l)	An Oath or Affirmation.
[ ]	(m)	A copy of the SIPC Supplemental Report (not applicable).
[ ]	(n)	A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit [see item (o)].
[x]	(o)	Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5 (filed concurrently herein).

Mullen & Company, Inc.
(SEC File No. 8-47671)

Financial Statements and Supplemental Schedules and Independent Auditors' Report for the Years Ended December 31, 2002 and 2001

Affirmation

I, JOHN E. MULLEN III affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedule pertaining to the firm of Mullen & Company, Inc. for the years ended December 31, 2002 and 2001are true and correct. I further affirm that neither the Company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer.

John E. Mullen III 2/25/03

Signature Date

John E. Mullen, III
President

Beth A. Thurz

Notary Public

BETH A. THURZ
NOTARY PUBLIC
MY COMMISSION EXPIRES OCT. 31, 2006

Mullen & Company, Inc.
Financial Statements and
Supplemental Schedules and
Independent Auditors' Report
For the Years Ended December 31, 2002 and 2001

Table of Contents

	Page
Independent Auditors' Report	1
Financial Statements:	
Statements of Financial Condition	2
Statements of Operations	3
Statements of Changes in Shareholder's Equity	4
Statements of Cash Flows	5
Notes to Financial Statements	6
Supplemental Schedules:	
Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission	9
Supplemental Report on Internal Accounting Control Required by SEC Rule 17a-5	10

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Independent Auditors' Report

To the Board of Directors
of Mullen & Company, Inc.:

We have audited the accompanying statements of financial condition of Mullen & Company, Inc. as of December 31, 2002 and 2001, and the related statements of operations, changes in shareholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mullen & Company, Inc. as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedules is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Saslow Lufkin & Buggy, LLP

January 17, 2003

0 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202
Email: advisors@slbcpa.com

Mullen & Company, Inc.
Statements of Financial Condition
December 31, 2002 and 2001

		2002		2001
Assets				
Cash and cash equivalents	$	7,623	$	22,639
Furniture and equipment, net		5,567		9,838
Total assets	$	13,190	$	32,477
Liabilities and Shareholder's Equity				
Accounts payable	$	-	$	12,234
Shareholder's Equity:				
Common stock, no par value; 5,000 shares authorized, 3,172 shares issued and outstanding in both 2002 and 2001		31,717		31,717
Retained deficit		(18,527)		(11,474)
Total shareholder's equity		13,190		20,243
Total liabilities and shareholder's equity	$	13,190	$	32,477

The accompanying notes are an integral part of these financial statements.

Mullen & Company, Inc.
Statements of Operations
For the Years Ended December 31, 2002 and 2001

	2002	2001
Revenues:		
Consulting	$ 15,327	$ 117,785
Investment banking income	-	30,000
Other operating income	107	3,032
Total revenues	15,434	150,817
General and administrative expenses	22,487	149,324
Net (loss) income	$ (7,053)	$ 1,493

The accompanying notes are an integral part of these financial statements.

Mullen & Company, Inc.
Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2002 and 2001

	Common Shares	Common Stock	Retained Deficit	Total Shareholder's Equity
Balance at January 1, 2001	2,672	$ 26,717	$ (12,967)	$ 13,750
Capital contribution	500	5,000	-	5,000
Net income	-	-	1,493	1,493
Balance at December 31, 2001	3,172	31,717	(11,474)	20,243
Net loss	-	-	(7,053)	(7,053)
Balance at December 31, 2002	3,172	$ 31,717	$ (18,527)	$ 13,190

The accompanying notes are an integral part of these financial statements.

Mullen & Company, Inc.
Statements of Cash Flows
For the Years Ended December 31, 2002 and 2001

	2002	2001
Cash flows from operating activities:		
Net (loss) income	$ (7,053)	$ 1,493
Adjustments to reconcile net income to net cash (used in) provided by operating activities:		
Depreciation	4,271	2,726
Changes in assets and liabilities:		
(Decrease) increase in accounts payable	(12,234)	12,234
Decrease in accrued expenses	-	(920)
Net cash (used in) provided by operating activities	(15,016)	15,533
Cash flows from investing activities:		
Purchase of furniture and equipment	-	(7,124)
Net cash used in investing activities	-	(7,124)
Cash flows from financing activities:		
Capital contributions	-	5,000
Net cash provided by financing activities	-	5,000
Net (decrease) increase in cash	(15,016)	13,409
Cash and cash equivalents, beginning of the year	22,639	9,230
Cash and cash equivalents, end of the year	$ 7,623	$ 22,639
Supplemental disclosure of cash flow information:		
Cash paid for income taxes	$ 132	$ 956

The accompanying notes are an integral part of these financial statements.

Mullen & Company, Inc.
Notes to Financial Statements
For the Years Ended December 31, 2002 and 2001

Note 1 - General

Description of Business - Mullen & Company, Inc. (the "Company") is a registered broker-dealer located in West Hartford, Connecticut. The Company is registered with the Securities and Exchange Commission ("SEC") and is a member of the National Association of Securities Dealers, Inc. ("NASD") and Securities Investor Protection Corporation ("SIPC"). The Company was formed on August 10, 1994 and began operations as a broker-dealer upon receipt of its certificate of membership into the NASD effective February 3, 1995. The Company is primarily engaged in investment banking activities and consulting services.

The Company does not receive customer funds or securities during the course of its operations and is exempt from the calculation of a reserve requirement within Rule 15c3-3 under the exemptive provision Section (k)(2)(i) of the Securities and Exchange Act of 1934.

Note 2 - Summary of Significant Accounting Policies

Cash and Cash Equivalents - For purposes of presenting the statements of cash flows, cash represents a bank demand deposit account and a money market account. Such balances approximate their fair value.

Furniture and Equipment - Furniture and equipment is valued at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the respective assets.

Income Taxes - The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards 109 (SFAS 109) *"Accounting for Income Taxes"*. SFAS 109 requires the Company to account for income taxes under an asset and liability approach. The asset and liability method requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the tax and financial reporting basis of certain assets and liabilities.

Long Lived Assets - Long lived assets held by the Company are reviewed for impairment whenever events or changes in circumstances indicate that the related carrying amount may not be recoverable. When required, impairment on assets held and used by the Company is recognized based on the excess of the assets carrying amount over the fair value of the asset.

Note 2 - Summary of Significant Accounting Policies (continued)

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, along with the disclosure of certain contingent assets and liabilities as of the financial statement date. Actual results in the future could vary from the amounts derived from management's estimates and assumptions.

Note 3 - Furniture and Equipment

Furniture and equipment consists of the following at December 31:

	2002	2001
Furniture and equipment	**$ 28,847**	$ 28,847
Less: accumulated depreciation	**(23,280)**	(19,009)
	$ 5,567	$ 9,838

Depreciation expense totaled $4,271 and $2,726 for the years ended December 31, 2002 and 2001, respectively.

Note 4 - Net Capital

The Company, as a registered broker-dealer in securities, is subject to the uniform net capital rule under the Securities Exchange Act of 1934 (SEC Rule 15c3-1). The Company must maintain a minimum net capital of the greater of 6.67% of aggregate indebtedness or $5,000, and the ratio of aggregate indebtedness to net capital, both as defined, may not exceed 15 to 1. The rule also requires that equity capital may not be withdrawn or cash dividends be paid if net capital is less than 120% of the Company's minimum net capital requirement or its ratio of aggregate indebtedness to net capital exceeds 10 to 1.

Note 4 - Net Capital (continued)

At December 31, 2002 and 2001, the Company had net capital of $7,525 and $7,809, respectively, with a minimum net capital requirement of $5,000 for both years. The ratio of aggregate indebtedness to net capital was 0 to 1 and 1.6 to 1 as of December 31, 2002 and 2001, respectively.

Note 5 - Related Party Transactions

An officer and stockholder provides office space at no charge to the Company.

Note 6 - Concentration

For the years ended December 31, 2002 and 2001, 100% and 78%, respectively, of total revenues were received from one customer.

Mullen & Company, Inc.
Supplemental Schedules
December 31, 2002

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15-c3-1 of the Securities and Exchange Commission

Net Capital:	
Shareholder's equity	$ 13,190
Total capital	13,190
Less: non-allowable assets:	
Net furniture and equipment	(5,567)
Net capital before haircut	7,623
Less: haircut (2% on the money market fund)	(98)
Net capital	7,525
Less: net capital required [the greater of $0 (6.67% of aggregate indebtedness) or $5,000]	5,000
Net capital in excess of requirements	$ 2,525
Aggregate Indebtedness:	
Total liabilities	$ -
Aggregate indebtedness	$ -
Ratio of aggregate indebtedness to net capital	0 to 1

Note - There is no material difference between net capital and aggregate indebtedness as reported above and that previously reported by the Company in Part IIA of Form X-17A-5 as of December 31, 2002.

See independent auditors' report.

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Supplemental Report on Internal Accounting Control
Required by SEC Rule 17a-5

To the Board of Directors
of Mullen & Company, Inc.:

In planning and performing our audits of the financial statements of Mullen & Company, Inc. (the "Company") for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of compliance with such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

10 Tower Lane
Avon, CT 06001
Telephone (860) 678-9200
FAX (860) 678-9202
email: advisors@slbcpa.com

Saslow
Lufkin &
Buggy, LLP
CERTIFIED PUBLIC ACCOUNTANTS
AND CONSULTANTS

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. We noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the board of directors, management, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should be not used for any other purpose.

Saslow Lufkin & Buggy, LLP

January 17, 2003